ATTACHMENT FOR CURRENT FILING OF N-SAR
SUB-ITEM 77D

Small Cap Growth Fund

At a regular meeting held December 12–14, 2017, the Board of Trustees of John Hancock Funds II approved revisions to the fund’s 80% investment policy of investing in small cap companies, as set forth below, that will take effect on or about February 12, 2018. Pursuant to these revisions, the fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in stocks of small cap companies.

Effective on or about February 12, 2018, the Prospectus is hereby amended as follows:

In the “Principal investment strategies” section, the first paragraph is revised and restated as follows:

Under normal market conditions, the fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in stocks of small cap companies. For the purposes of the fund, “small cap companies” are those with market capitalizations, at the time of investment, not exceeding the maximum market capitalization of any company represented in either the Russell 2000 Index (approximately $6.7 billion as of October 31, 2016) or the S&P Small Cap 600 Index (approximately $3.8 billion as of October 31, 2016).

Also, effective on or about February 12, 2018, the fund is changing its name to Small Cap Stock Fund. Accordingly, all references to Small Cap Growth Fund will be changed to reflect the fund’s new name.

Small Company Growth Fund

At a regular meeting held December 12–14, 2017, the Board of Trustees of John Hancock Funds II approved the hiring and appointment of Redwood Investments, LLC (“Redwood”) to replace Invesco Advisers, Inc. (“Invesco”) as subadvisor to the fund effective at the close of business on or about December 26, 2017 (the “Effective Date”). It is expected that John Hancock Advisers, LLC, the fund’s investment advisor, will hire a transition manager to assist in transitioning cash and portfolio securities in connection with the change in subadvisors from Invesco to Redwood.

In addition, the fund is changing its name to Small Cap Growth Fund, effective on March 3, 2018. Accordingly, all references to Small Company Growth Fund will be changed to reflect the fund’s new name.

The Prospectus is hereby amended as of the Effective Date as follows:

The information under the heading “Investment objective” in the “Fund summary” section applicable to the fund is revised and restated in its entirety as follows:

To seek long-term capital appreciation.

The information under the heading “Principal investment strategies” in the “Fund summary” section applicable to the fund is revised and restated in its entirety as follows:

Under normal circumstances, the fund seeks to achieve its investment objective by investing at least 80% of its net assets (plus any borrowings for investment purposes) in small-cap companies. The fund defines small-cap companies as those that, at the time of initial purchase, have a market capitalization equal to or less than the largest company in the Russell 2000 Growth Index (approximately $6.1 billion as of July 31, 2017). The fund invests mainly in common stocks, but it may also invest in exchange-traded funds (ETFs) to a limited extent, generally for purposes of gaining temporary market exposure.

The manager employs a growth-oriented investment philosophy to analyze and select investments and seeks to own stocks of high quality companies (based on such characteristics as return-on-equity or profitability) trading at what the manager believes are attractive valuations and that are experiencing positive earnings revisions. The manager seeks to invest in companies that it believes could experience future growth rates at levels higher than the benchmark. The manager utilizes an investment process that incorporates proprietary quantitative and qualitative research.

The manager continuously monitors and evaluates its investments and attempts to mitigate risk through ownership of a well-diversified portfolio. The fund may focus its investments in a particular sector or sectors of the economy and its exposures may vary significantly from the fund's benchmark. The fund may invest up to 10% of its total assets in foreign securities, including those in emerging markets, and may invest in initial public offerings (IPOs).

The manager will generally sell a stock if it determines, among other things, there has been an adverse change in the company's fundamentals, competitive position, or change to its relative valuation.

Due to its investment strategy, the fund may buy and sell securities frequently, which may result in high transaction costs and additional shareholder expenses.

The information under the heading “Principal investment strategies” in the “Additional information about the funds” section of the “Fund summary” section applicable to the fund is revised and restated in its entirety as follows:

Small Company Growth Fund

Investment Objective: To seek long-term capital appreciation.

The fund’s investment objective is to seek long-term capital appreciation. The Board of Trustees can change the fund’s investment objective and strategies without shareholder approval. The fund will provide 60 days’ written notice to shareholders prior to a change in its 80% investment strategy.

Under normal circumstances, the fund seeks to achieve its investment objective by investing at least 80% of its net assets (plus any borrowings for investment purposes) in small-cap companies. The fund defines small-cap companies as those that, at the time of initial purchase, have a market capitalization equal to or less than the largest company in the Russell 2000 Growth Index (approximately $6.1 billion as of July 31, 2017).

The fund invests mainly in common stocks, but it may also invest in exchange-traded funds (ETFs) to a limited extent, generally for purposes of gaining temporary market exposure.

The manager employs a growth-oriented investment philosophy to analyze and select investments. The manager seeks to invest in stocks of high quality companies (based on such characteristics as return-on-equity or profitability) trading at what the manager believes are attractive valuations and that are experiencing positive earnings revisions. The manager seeks to invest in companies that it believes could experience future growth rates at levels higher than the benchmark. The manager utilizes an investment process that incorporates proprietary quantitative and qualitative research.

The manager continuously monitors and evaluates both current and prospective investments and attempts to mitigate risk through ownership of a well-diversified portfolio with broad representation across different market industries and sectors. The fund may focus its investments in a particular sector or sectors of the economy. The fund’s sector and industry exposures may vary significantly from the fund’s benchmark. The fund may invest up to 10% of its total assets in foreign securities, including those in emerging markets. The fund may invest in initial public offerings (IPOs).

The manager will generally sell a stock if it determines that its original investment rationale is no longer intact, if there has been an adverse change in the company’s fundamentals or competitive position, or if there has been a change to its relative valuation.

Due to its investment strategy, the fund may buy and sell securities frequently. This may result in high transaction costs and additional capital gains tax liabilities relative to a fund with a buy-and-hold investment strategy.

The fund may invest in cash or money market instruments for the purpose of meeting redemption requests or making other anticipated cash payments.